

```
let numberOfSheeps = 0;

for (let i =0; i < numberOfSheeps.length, i++) {
        numberOfSheeps++;
        if(me.asleep) break;
}
```

Xia Josiah-Faeduwor · 3rd
Co-Owner at Bintimani
Boston, Massachusetts, United States · **Contact info**
460 connections

 Bintimani

 General Assembly

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Experience



Co-Owner
Bintimani · Self-employed
Feb 2021 – Present · 9 mos
Providence, Rhode Island, United States

Co-owner of family-restaurant evicted from Boston and relocated to downtown Providence, RI, missioned on providing delicious West African cuisine to customers, while also serving as a shared space and launching pad for burgeoning chefs and entrepreneurs.

> STEER FILMS -
> BINTIMANI PVD



Salesforce Administrator
Freelance
Nov 2020 – Present · 1 yr



Data and Research Analyst
Institute for the Study and Practice of Nonviolence
Sep 2018 – Present · 3 yrs 2 mos

-Work with department directors to identify and quantify data fields and outcome measures associated with each program and department.
-Research similar program data and evaluation systems for best practices to integrate into ISPN systems. ...see more



Web Development Fellow
General Assembly
Oct 2018 – Feb 2021 · 2 yrs 5 mos
Providence, Rhode Island Area

I am in the Full Stack Web Development Immersive at GA. I am learning HTML, CSS, and Javascript as well as the structures of Computer Programming. I am learning how to build both the front and back end of a website. ...see more



Nonviolence Trainer
Institute for the Study and Practice of Nonviolence
Aug 2017 – Jul 2018 · 1 yr

-Provided nonviolence training to economically disadvantaged elementary, middle and high school students
-Worked in a team of two at partner schools in Providence, Pawtucket, and Central Falls to engage with students, and others in the school community, in efforts to reduce vio ...see more

Show 1 more experience ⌄

Education



General Assembly
Web Development Immersive, Web/Multimedia Management and Webmaster
2018 – 2019
Activities and Societies: WDI PVD 04



University of Massachusetts Boston
Mathematics and Computer Science
2013 – 2017
Activities and Societies: African Student Organization



Boston Latin School
2005 – 2011

 Activities and Societies: Step Squad, Jazz Band, Football Pep Band, Concert Band

Show 1 more education ⌄

Licenses & certifications

 **Salesforce Certified Administrator (SCA)**
Salesforce
Issued Dec 2020 · No Expiration Date

Volunteer experience

 **Peer Guidance**
St Paul's Victory Christian Assembly of God
Jan 2009 – Nov 2012 · 3 yrs 11 mos
Children

 **Nonviolence Trainer**
AmeriCorps

 **Data and Research Analyst**
AmeriCorps VISTA